Mail Stop 3561

January 28, 2010

Thomas L. Millner
President and Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

>   **Re: Cabela's Incorporated**
>   **Form 10-K for Fiscal Year Ended December 27, 2008**
>   **Filed February 26, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 31, 2009**
>   **Form 10-Q for Fiscal Period Ended March 28, 2009**
>   **Filed May 1, 2009**
>   **File No. 1-32227**

Dear Mr. Millner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director